SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 000-51122

pSivida Limited
(Translation of registrant’s name into English)

Level 12 BGC Centre
28 The Esplanade
Perth WA 6000
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, pSivida Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2005

pSivida Limited

	By:	/s/ Aaron Finlay
Aaron Finlay
Chief Financial Officer and Company Secretary

EXHIBIT INDEX

EXHIBIT 99.1:	Merger Agreement, dated October 3, 2005, among pSivida Limited, pSivida Inc., and Control Delivery Systems Inc.

THE MERGER AGREEMENT IS BEING FILED AS AN EXHIBIT TO THIS REPORT OF FOREIGN ISSUER ON FORM 6-K TO PROVIDE INVESTORS WITH INFORMATION REGARDING ITS TERMS. THE MERGER AGREEMENT CONTAINS REPRESENTATIONS AND WARRANTIES THAT PSIVIDA LIMITED, PSIVIDA INCORPORATED, AND CONTROL DELIVERY SYSTEMS, INC. MADE TO EACH OTHER AS OF THE DATE OF THE MERGER AGREEMENT OR OTHER SPECIFIC DATES, AND SUCH REPRESENTATIONS AND WARRANTIES SHOULD NOT BE RELIED UPON BY ANY OTHER PERSON. THE ASSERTIONS EMBODIED IN THOSE REPRESENTATIONS ARE QUALIFIED BY INFORMATION IN CONFIDENTIAL DISCLOSURE SCHEDULES THAT THE PARTIES HAVE EXCHANGED IN CONNECTION WITH SIGNING THE MERGER AGREEMENT. THE DISCLOSURE SCHEDULES CONTAIN INFORMATION THAT MODIFIES, QUALIFIES AND CREATES EXCEPTIONS TO THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THE MERGER AGREEMENT. THE PARTIES RESERVE THE RIGHT TO, BUT ARE NOT OBLIGATED TO, REVISE THE MERGER AGREEMENT OR THE DISCLOSURE SCHEDULES. ACCORDINGLY, INVESTORS SHOULD NOT RELY ON THE REPRESENTATIONS AND WARRANTIES AS CHARACTERIZATIONS OF THE ACTUAL STATE OF FACTS OR FOR ANY OTHER PURPOSE AT THE TIME THEY WERE MADE OR OTHERWISE.